                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE TO-C
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                                RSA SECURITY INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                ----------------

           Options to Purchase Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                ----------------

                                  7497 19 10 0
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                ----------------

                                Margaret K. Seif
              Senior Vice President, General Counsel and Secretary
                                RSA Security Inc.
                  36 Crosby Drive, Bedford, Massachusetts 01730
                                 (781) 301-5000
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 with a copy to:

                             Hal J. Leibowitz, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

                                ----------------

                            CALCULATION OF FILING FEE

Transaction Valuation(*)                                    Amount of filing fee
Filing relates solely to preliminary communications         None.
made before the commencement of a tender offer.

* Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.    Filing party: Not applicable.
Form or Registration No.: Not applicable.  Date filed: Not applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.

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[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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The following is the text of an email sent on November 5, 2001 by Arthur W.
Coviello, Jr., RSA Security Inc.'s Chief Executive Officer and President, to all of RSA's employees announcing the Company's offer to exchange certain stock options held by eligible employees.

                                       Filed by: RSA Security Inc.

                                       Pursuant to Rule 425
                                       under the Securities Act
                                       of 1933 and deemed filed
                                       pursuant to Rule 13e-4(c)
                                       of the Securities Exchange
                                       Act of 1934

                                       Subject Company: RSA Security Inc.
                                       Exchange Act File No. 0-25120

Dear Colleagues,

At recent employee meetings, I've mentioned our intent to launch programs that provide greater upside to RSA Security employees. To that end, today I am announcing a stock option exchange program, under which you may elect to exchange current stock options for new options issued at a later date. Below is a quick overview of the program highlights, and you will be receiving extensive details on the program in the next couple of weeks.

With the stock option exchange, you will have the opportunity to cancel some or all of your RSA Security stock options, and on a date 6 months and one day later, you will receive replacement options at an exchange rate of three new option shares for every five old option shares you give up. The new options will have an exercise price equal to the per share closing price of RSA Security common stock as quoted by The Nasdaq National Market on the date the new options are granted, and will be 25% vested on the date of the grant. The remaining options will vest in equal quarterly installments over three years.

We are not issuing new options immediately after canceling the old ones because of some complex accounting and securities rules. If we don't comply with these rules, we could incur potentially huge charges against our future operating results. When you receive your materials explaining the offer to exchange old options for new options, it may seem to you that our documentation and process is unnecessary, duplicative or overwhelming. However, I can assure you that all materials have been prepared to ensure compliance with these laws and that we will be happy to answer any questions you have once you've reviewed the program details.

We are convinced of the long-term opportunities and prospects for RSA Security, and believe that we are well-positioned for future growth. Therefore, we are very pleased to be offering this program to you, and believe that it could provide upside for current option holders. Again, please stay tuned for the detailed paperwork, and do not hesitate to contact your HR rep with questions about the program.

Thanks,

Art

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Other Important Information:

This communication gives an overview of the option exchange program. RSA Security's offer to exchange currently outstanding options has not yet begun. The offer will be made under the terms and subject to the conditions of an "offer to exchange." Before you decide whether to tender any of your options, you should carefully read the entire offer to exchange when it is delivered to you because it will contain important information about the exchange offer. RSA Security will file these materials with the SEC as part of a tender offer statement. You will be able to obtain these materials and other documents filed by RSA Security with the SEC for free from the SEC's Web site at www.sec.gov or from RSA Security's internal Web site.



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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO-C is true, complete and correct.

                                         RSA SECURITY INC.


                                         /s/ John F. Kennedy
                                         ---------------------------------------
                                         John F. Kennedy
                                         Senior Vice President, Finance and
                                         Operations and Chief Financial Officer
Date: November 5, 2001